

Mail Stop 3720

October 20, 2017

Mr. Li Fushen
Chief Financial Officer
China Unicom (Hong Kong) Limited
75th Floor
The Center
99 Queen's Road Central
Hong Kong

> **Re:     China Unicom (Hong Kong) Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed April 21, 2017**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed April 21, 2016**
> **File No. 001-15028**

Dear Mr. Fushen:

We have completed our review of your filings.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications